                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF JANUARY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F     X    Form 40-F
                          -------          -------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes         No    X
                   -------    -------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of January, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of December and Cumulative for the 12 Months, 2000, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of November 2000 Relative to Industry Results or Levels, Compared with Prior Year Periods








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                                                                      [CNH LOGO]

                                CNH Global N.V.

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
      During the Month of December and Cumulative for the 12 Months, 2000,
     And Indicators of North American Dealer Inventory Levels for Selected
               Agricultural Equipment at the End of November 2000
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ("EMI") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                     CNH Global N.V.                December N.A. Activity

--------------------------------------------------------------------------------------------------------------------------------
                                           SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
--------------------------------------------------------------------------------------------------------------------------------
                                        Total North American                         CNH RELATIVE PERFORMANCE
CATEGORY                                     INDUSTRY                                      (All Brands)
--------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF DEC. 2000
--------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                   (8%)                   down low double digits, slightly worse than the industry
--------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 (10%)                 down low single digits, moderately better than the industry
--------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                  (28%)                down mid single digits, significantly better than the industry
--------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                     (20%)                                    up high single digits
--------------------------------------------------------------------------------------------------------------------------------
Total tractors                             (12%)                 down mid single digits, moderately better than the industry
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Combines                                    +15%                                    down mid single digits
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                             (4%)                                     up mid single digits
--------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                          +13%                                    down mid single digits
--------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                     (20%)                                   down high double digits
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
12 MONTHS, 2000
--------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                   +13%                                     up low single digits
--------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                   +5%                                    down low single digits
--------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                   (1%)                                 down moderate double digits
--------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                      (8%)                                 down moderate double digits
--------------------------------------------------------------------------------------------------------------------------------
Total tractors                               +8%                                    down mid single digits
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Combines                                     +5%                                 down moderate double digits
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                            (11%)                   down low double digits, slightly more than the industry
--------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                          +12%                                     up low single digits
--------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                     (11%)                      down low double digits, in line with the industry
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF NOVEMBER 2000
--------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)             6.5 months supply                   more than 1 month lower than the industry
--------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)            6.0 months supply                   more than 1 month lower than the industry
--------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)             5.1 months supply                    about 1/2 month lower than the industry
--------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                4.4 months supply                     about 1 month lower than the industry
--------------------------------------------------------------------------------------------------------------------------------
Total  tractors                       6.1 months supply                   more than 1 month lower than the industry
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Combines                              3.1 months supply                     about 1 month higher than the industry
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------


Dated: January 12, 2001

                           DECEMBER 2000 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                       (REPORT RELEASED JANUARY 11, 2001)

     ------------------------------------------------------------------------------------------------------------------
                                                                                                            NOVEMBER
                                                                                                              2000
                                                                                                           U.S. FIELD
                               DECEMBER      DECEMBER        %                                    %        ----------
       EQUIPMENT                 2000          1999         CHG.    Y-T-D 2000    Y-T-D 1999     CHG.       INVENTORY
       ---------                 ----          ----         ---           ----          ----     ---        ---------
                                                                                                               (*)
     ------------------------------------------------------------------------------------------------------------------
       2 WHEEL DRIVE

     ------------------------------------------------------------------------------------------------------------------
       Under 40 HP               4,775         5,095       -6.30%      83,167        73,633      12.90%       45,687

     ------------------------------------------------------------------------------------------------------------------
       40 & Under                3,236         3,570       -9.40%      50,182        47,004       6.80%       25,723
       100 HP
     ------------------------------------------------------------------------------------------------------------------
       100 HP & Over               990         1,404      -29.50%      15,662        15,680      -0.10%        6,826

     ------------------------------------------------------------------------------------------------------------------
       TOTAL                     9,001        10,069      -10.60%     149,011       136,317       9.30%       78,236

     ------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------
       4 WHEEL DRIVE               223           259      -13.90%       3,069         3,111      -1.40%        1,096

     ------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------
       TOTAL FARM                9,224        10,328      -10.70%     152,080       139,428       9.10%       79,332
       WHEEL
       TRACTORS
     ------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------
       COMBINES                    745           612       21.70%       5,663         5,442       4.10%        1,379
       (SELF-
       PROPELLED)

     ------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza - Chicago, IL 60606-3710
                    Phone: 312-321-1470 - Fax: 312-321-1480
                              E-mail: emi@emi.org

Copyright (c) 2001 by the Equipment Manufacturers Institute. All rights reserved.

                               [CFIEI LETTERHEAD]

                           DECEMBER 2000 FLASH REPORT

                     CANADA REPORT - RETAIL SALES IN UNITS
                       (Report released January 12, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI & EMI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

---------------------------------------------------------------------------------------------------------------------------
                                              December                         December                 November
                                                                             Year-To-Date
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    2000          1999
  Equipment                        2000         1999        %         2000      1999        %     Canadian      Canadian
                                                           Chg.                            Chg.    (Field)       (Field)
                                                                                                  Inventory     Inventory
---------------------------------------------------------------------------------------------------------------------------
2 Wheel Tractors
---------------------------------------------------------------------------------------------------------------------------
Under 40 HP                         210          315      -33.3%      4,176     3,950       5.7%     2,156        1,698
---------------------------------------------------------------------------------------------------------------------------
40& Under 100 HP                    479          560      -14.5%      6,130     6,415      -4.4%     2,604        3,056
---------------------------------------------------------------------------------------------------------------------------
100 HP & Over                       212          264      -19.7%      2,979     3,158      -5.7%     1,257        1,331
---------------------------------------------------------------------------------------------------------------------------
Total                               901        1,139      -20.9%     13,285    13,523      -1.8%     6,017        6,085
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
4 WD Tractors                        36           65      -44.6%        448       693     -35.4%       209          312
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Total Farm Wheel                    937        1,204      -22.2%     13,733    14,216      -3.4%     6,226        6,397
Tractors
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Combines                            120          141      -14.9%      1,253     1,144       9.5%       404          568
(Self-Propelled)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

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                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                   Phone: 905-632-8483 (*) Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

Copyright (c) 2001 Canadian Farm & Industrial Equipment Institute. All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: JANUARY 15, 2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                  CNH Global N.V.



                                                  By: /s/ Marsha J. Eberhardt
                                                      --------------------------
                                                          Marsha J. Eberhardt
                                                          Assistant Secretary



January 17, 2001